June 22, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Christina Chalk

Re:	Patni Computer Systems Ltd.

Schedule TO-T/A and Schedule 13E-3/A

Filed May 25, 2012

File No. 5-82642

Dear Ms. Chalk,

This letter is being furnished by iGATE Corporation, the Promoters, and Patni Computer Systems Ltd., a public company registered under the laws of India (“Patni” or the “Company”) in response to comments received from the staff of the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 6, 2012, with respect to the Registrants’ Schedule TO-T/A and Schedule 13E-3/A (File No. 5-82642) (collectively, the “Schedule TO”) that was filed with the Commission on May 25, 2012.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Registrants’ response to each of the numbered comments immediately below each numbered comment.

In addition, the Company is hereby filing Amendment No. 2 (“Amendment No. 2”) to the Schedule TO. Amendment No. 2 has been revised to reflect the Company’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 2, all of which have been marked to show changes from the filing of Amendment No. 1 to the Registration Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

Schedule 13E-3A

Item 15. Additional Information

1.	Staff’s comment: The disclosure under (a)(4) should be included in the document disseminated to shareholders, rather than just in the Schedule 13E-3. Please revise or advise.

Response: In connection with the start of the subsequent offering period, the Company disseminated the entire Schedule TO, including the information included in the Schedule 13E-3, to ADS holders.

General

2.	Staff’s comment: Since this offer is being conducted in accordance with Indian law and practices, we are less familiar with the format of the offer materials and the dissemination practice utilized. In your response letter, tell us which documents included in your EDGAR filing were or will be disseminated to shareholders and how they were or will be disseminated. Provide the same information as to any amended materials filed in response to these comments or otherwise.

Response: In connection with the Tender Offer, shareholders were provided with the Original Letter of Offer, filed as exhibit (a)(1)(B) and upon the commencement of the Subsequent Offering Period, shareholders were provided with the Exit Letter of Offer, filed as exhibit (a)(1)(A) and the Application Form, filed as exhibit (a)(1)(C). In connection with the subsequent offering period, ADS holders were provided with the entire Schedule TO, along with exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C).

3.	Staff’s comment: The Special Factors section and the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 should be relocated to the front of the disclosure document. See Rule 13e-3(e)(1)(ii). Currently, the disclosure under Special Factors begins on page 28 of a 41 page document.

Response: In response to the Staff’s comment, the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 has been moved towards the front, beginning on page 6 of the disclosure document.

4.	Staff’s comment: The Summary Term Sheet must briefly describe in bullet point format the most material terms of the transaction. See Item 1001 of Regulation M-A and Rule 13e-3(e)(1)(i). This kind of section is particularly useful in an offer conducted in accordance with Indian law, with which U.S. shareholders may have less familiarity. While not required, it may be helpful to use question and answer or other easily understandable format to highlight the most significant features of the offer. Please revise.

Response: In response to the Staff’s comment, the Company has revised the section entitled “Summary Term Sheet” to briefly describe in bullet point format the most

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material terms of the transaction. In addition, the Company has included a brief question and answer section to highlight the most significant features of the offer.

Summary Term Sheet, page 12

5.	Staff’s comment: Briefly discuss the bidders’ plans with respect to any shares not tendered into the offer. Under Indian law, can the bidders “squeeze out” any shares not tendered during the year-long subsequent offering period? If so, what will be the form of that second-step transaction and what consideration will be provided to remaining Patni shareholders?

Response: Generally, there are no compulsory “squeeze out” provisions in respect of all minority shareholders under Indian law. In certain limited circumstances, Section 395 of the Companies Act, 1956 (“Companies Act”) provides for compulsory acquisition of a small portion of the shares of minority shareholders after obtaining the consent of at least 9/10th in value and 3/4th in number of the minority shareholders. Even where such consent is obtained, the remainder 1/10th in value or 1/4th in number of the minority who have not consented to the “compulsory acquisition” are entitled to make a claim before an Indian court of law claiming that the acquisition is patently unfair, that such shareholders have not been guilty of obstructionist conduct, etc.

Hence, although Section 395 of the Companies Act is branded as a compulsory acquisition provision, it is uncommon for an acquirer to resort to Section 395 of the Companies Act to acquire the shares of small shareholders. This is because the consent of 9/10th in value and 3/4th in number of the residual shareholders would have to be obtained, with the risk of the remainder 1/10th in value or 1/4th in number of the residual shareholders exercising their right to litigate the proposed “squeeze out.”

“Squeeze-outs” of minority shareholders have in the past also been attempted through capital reduction exercises under Sections 100 to 105 of the Companies Act, if its paid-up share capital is found to be in excess of the capital requirements of the company. However, every resolution for reduction of capital must be confirmed by the Court, before it can take effect. The Court is given the discretion to permit or disallow a reduction of capital by any company, if such reduction is, in the opinion of the Court, not fair and reasonable.

Reduction of share capital is a process that is statutorily provided for, and has been successfully implemented by companies in India. However, any capital reduction that affects a minority shareholder is open to risk of litigation by such minority shareholder. This risk is exacerbated where the capital reduction is selective (including schemes for reducing capital held by minority shareholders to the exclusion of any other class of shareholders, such as the promoters).

The Promoters’ Position on the Fairness of the Delisting Offer, page 13

6.	Staff’s comment: There appears to be a word missing in the second sentence of this section. As a consequence, the promoters’ position on the fairness of the offer is not stated. Please

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revise. Your amended disclosure should also specifically address fairness to unaffiliated shareholders of Patni.

Response: In response to the Staff’s comment, the Promoters have revised the disclosure on page 3 of the Schedule TO. In addition, the Promoters have revised the disclosure to specifically address the fairness to unaffiliated shareholders of Patni.

Patni’s Position on the Fairness of the Final Price in the Delisting Offer, page 13

7.	Staff’s comment: All filing persons should address the fairness (both substantively and procedurally) of the transaction in the disclosure document. Referring to the heading in this section which relates to the target company’s fairness determination, and the heading of the preceding section addressing the other filing persons’ views as to fairness, the subject matter of the fairness determination should correspond. That is, both Patni and the other filers should be addressing the entire transaction and not just the final price. Please revise this section accordingly.

Response: In response to the Staff’s comment, the Promoters have has revised the disclosure on page 3 of the Schedule TO.

The Exit Window, page 18

8.	Staff’s comment: We are concerned that shareholders may not understand the description of the payment process here. For example, what is a “crossed account payee check”? “Real time gross settlement system”? Please describe the payment process in plain English, such that tendering holders can understand how and when they will receive payment.

Response: In response to the Staff’s comment, the Promoters have revised the disclosure on page 22 of the Schedule TO.

Tendering of Common Stock Underlying ADSs, page 19

9.	Staff’s comment: Refer to the third from the last paragraph in this section on page 19. Some words appear to be missing from the last sentence of this paragraph. While you note that the Bank of New York Mellon will charge a fee of $5.00 or less per 100 ADSs (or portion thereof), clarify that this fee will be paid by the bidders.

Response: In response to the Staff’s comment, the Promoters have revised the disclosure on page 23 of the Schedule TO.

10.	Staff’s comment: Refer to the disclaimer in the first sentence of the second to last paragraph on page 19. The disclaimer is inappropriate because all of the material risks associated with participation in this offer should be described in the offer documents. Please revise.

Response: In response to the Staff’s comment, the Promoters have revised the disclosure on page 23 of the Schedule TO.

United States Securities and Exchange Commission

Division of Corporation Finance

11.	Staff’s comment: See our last comment above. The same sentence in your disclosure document references risks involved in the re-issuance of ADSs by the Depositary; however, re-issuance is not discussed in the disclosure that precedes that paragraph (unless it is part of the omitted language cited in our comment above). Please revise or advise.

Response: In response to the Staff’s comment, the Promoters have revised the disclosure on page 23 of the Schedule TO.

12.	Staff’s comment: Refer to the last sentence in the second paragraph on page 20. Since you are facilitating the opening of demat accounts in India through your agent, Morgan Stanley, the disclosure document disseminated to shareholders should summarize all of the risks associated with that process to which you allude in that sentence.

Response: In response to the Staff’s comment, the Promoters have revised the disclosure on page 24 of the Schedule TO.

Special Factors, page 28

13.	Staff’s comment: In the second paragraph of this section on page 28, you state that if the Delisting Proposal is successful, the Promoters will own 100% of Patni. Please explain. It is our understanding that participation in the subsequent offering period is voluntary. Therefore, how can you ensure 100% participation? (see our comment above regarding your plans for Patni after this offer is completed.)

Response: In response to the Staff’s comment, the Promoters have revised the disclosure on page 6 of the Schedule TO.

14.	Staff’s comment: Refer to the first full paragraph after the bullet points on page 29. Clarify whether the other compliance option referenced in the first paragraph is the option of selling shares to reduce the Promoters’ beneficial ownership in Patni or if not, please explain.

Response: In response to the Staff’s comment, the Promoters have revised the disclosure on page 7 of the Schedule TO.

15.	Staff’s comment: Refer to the same paragraph. The last sentence in that paragraph is confusing, since it appears to be addressed to shareholders electing whether or not to participate in the initial offering period when the Final Price was unknown and still subject to determination. Please revise.

Response: In response to the Staff’s comment, the Promoters have revised the disclosure on page 7 of the Schedule TO.

Determination of Fairness by the Promoters, page 29

16.	Staff’s comment: Explain why the Promoters believe the Delisting Offer is procedurally fair in the absence of the safeguards set forth in Item 1014(c), (d) and (e). Provide the same disclosure with respect to all other filing persons on the Schedule 13E-3.

United States Securities and Exchange Commission

Division of Corporation Finance

Response: In response to the Staff’s comment, the Promoters have revised the disclosure on page 7 of the Schedule TO to disclose the Promoters, consideration of procedural fairness to the ADS holders. The Promoters believe the process is procedurally fair to ADS holders in the absence of the safeguards set forth in Item 1014(c), (d) and (e) because the Delisting Proposal was made pursuant to the Delisting Regulations which required the public shareholders to participate in a reverse book building process to determine the price being offered to ADS holders for the shares underlying their ADSs.

17.	Staff’s comment: The factors set forth in Instruction 2 to Item 1014 are typically considered relevant in assessing the fairness of a transaction to unaffiliated security holders. To the extent that any one of those factors was not considered or was considered but not deemed relevant in the context of this offer, this fact may be important for Patni shareholders to understand as part of the filers’ fairness discussion. Please describe how each filing person considered the Instruction 2 factors. If a factor(s) was not considered in the context of this transaction or was considered but not deemed relevant, please explain why in the disclosure document. Provide the same disclosure with respect to all filing persons on the Schedule 13E-3.

Response: The Promoters believe the reverse book building process under the Delisting Regulations allowed the public shareholders to consider, among others, the factors listed in Instruction 2 to Item 1014 in determining the Final Price.

Summary of the Oral Presentation made by PW & Co. at the Patni Meeting on November 16, 2011, page 31

18.	Staff’s comment: We note the disclosure that Patni engaged PW & Co. as a financial advisor to evaluate the benefits and detriments of the proposed transaction to Patni, its employees and its minority shareholders. Please indicate whether PW & Co. provided any written materials within the meaning of Item 1015 of Regulation M-A in connection with its role in this transaction. This would include “board books” or other presentation materials, in addition to more formal reports. If so, such materials must be filed as an exhibit to the Schedule 13-3. See Item 1016(c) of Regulation M-A.

Response: Patni advises the Staff that PW & Co. did not provide the Board of Patni with any written materials, either before or after its oral presentation on November 16, 2011, relating to the PW & Co. analysis of the benefits and detriments of the Delisting Proposal.

19.	Staff’s comment: The disclosure on page 32 states that PW & Co. “concluded by stating that in their view the delisting was (a) in the best interests of minority shareholders…” Expand the summary of PW & Co.’s opinion to explain the reasons for this belief.

Response: In response to the Staff’s comment, Patni advises the Staff that it will provide the following disclosure in the amended Schedule TO under the caption “Delisting” at page 10 of the Schedule TO.

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“The open offer made by the Promoters in January 2011 at the time of their acquisition of the equity shares of Patni, under the SEBI takeover regulations, was over-subscribed. This reflected an interest of the Public Shareholders to exit from the Shares of Patni, at a fair price. The delisting process was expected to offer this opportunity to the shareholders considering the following:

•

As required by the applicable regulations of the SEBI, the pricing of the Delisting Offer would be determined by the shareholders themselves through a Reverse Book Building Process, where the final price is determined on the basis of how shareholders bid; and

•

PW & Co. also noted that the minority shareholders often received a premium to market value in delistings and, therefore, a delisting pursuant to the Delisting Regulations typically provided minority shareholders with a better exit opportunity even compared to mergers (as in mergers, share values are often based on the fair value of the two companies in consideration). Specifically, PW & Co. advised the Board that in the six successful recent delistings that PW & Co. had reviewed, the premium to market ranged from 8% to 87%.”

“Considering the above, delisting was likely to provide the minority shareholders an opportunity to exit at a fair price, higher than the prevailing share prices. Considering that many of the minority shareholders had already expressed their interest to exit through over-subscription to the earlier open offer, it was assessed by PW & Co. that delisting was in the best interest of the minority shareholders.”

20.	Staff’s comment: Explain in greater detail why the merger with the Promoters’ parent entity was not considered a viable option for the company.

Response: In response to the Staff’s comment, Patni advises the Staff that it will provide the following disclosure in the amended Schedule TO under the caption “Merger of the Promoter Parent and Patni” at page 10 of the Schedule TO.

“Under the Companies Act, 1956, cross border mergers are permissible only in instances where the surviving entity is the Indian company. In other words, a merger wherein Patni merges into iGATE Corporation and ceases to exist as a separate legal entity is not permitted under Indian law. It is for this reason that the merger of Patni into iGATE Corporation was not considered a viable option.”

21.	Staff’s comment: Clearly explain why Patni did not ask PW & Co. to evaluate a fair price or range of prices for Patni shares. How does the fact that Discovered Price was set by shareholders automatically lead to the conclusion that it is fair, in the board’s view?

Response: As described in greater detail in the Schedule TO, the rules and procedures for a Delisting Offer of the type utilized by iGATE and its affiliates in the tender offer are set forth in the Delisting Regulations of the Securities and Exchange Board of India.

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Division of Corporation Finance

Under these regulations, the first step in a Delisting Offer is for a shareholder to submit a proposal to the board of directors of the target company for consideration. Under the general corporate law of India, the board’s fiduciary duties, when presented with the delisting proposal, consist of determining whether the proposal is in the best interest of the Company, its minority shareholders, its employees and its other stakeholders. After due consideration of the delisting proposal, the board may approve such proposal and, if approved, the board is then required to submit the proposed delisting offer to its shareholders for their consideration. The delisting proposal can only be acted upon if the votes cast by the “public shareholders” (a defined term under the Delisting Regulations that excludes iGATE and its affiliates) in favor of the proposal is at least two times the number of votes cast by the public shareholders against the proposal. The Independent Directors of Patni retained PW & Co. to assist the Independent Directors in their determination as to whether the Delisting Proposal, that had been submitted by iGATE, was in the best interest of Patni, its minority shareholders and its other stakeholders and should be submitted to Patni’s shareholders for their consideration. The Independent Directors recognized in their deliberations that their role in considering the Delisting Proposal was to protect the interests of the minority shareholders and the Patni employees.

PW & Co. was not asked to evaluate what a “fair” price or range of prices were for Patni’s common stock because the pricing mechanism, under the Delisting Regulation, is determined by the bidding of the Patni shareholders through the reverse book building price discovery method. The Independent Directors understood that the price discovery method was itself designed to establish a “fair price.” Under such reverse book building process, each of the public shareholders of the Company specifies the number of shares that they would tender, and the price at which they would tender such shares under the delisting process, and the final delisting price is determined as the price at which the maximum number of shares are tendered by the public shareholders. The promoter is free, under the prescribed delisting process, to accept or reject such price. In the event that the price is accepted by the promoters, the acquisition of the shares is completed in the manner as set out in the Delisting Regulations. Therefore, under the Delisting Regulations, the delisting price is determined by a majority of the public shareholders and, accordingly, there is no requirement for the Company or the directors to seek any advice as to the “fairness” of the price.

To explain to the Patni shareholders that the Independent Directors did not request that PW & Co. advise the Independent Directors as to a “fair” price or range of prices for the Patni shares, Patni will include in the amended Schedule TO the following new paragraph in the section captioned “Independent Non-Interested Directors’ Determination on the Delisting Proposal” at page 12 of the Schedule TO:

“In addition, the independent non-interested directors did not request PW & Co. to evaluate what a “fair” price or range of prices were for Patni’s common stock because the pricing mechanism, under the Delisting Regulations, is determined by the bidding of the Patni shareholders through the price discovery method. The independent non-interested

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directors understood that the price discovery method was itself designed to establish a “fair price” and, accordingly, it was not necessary for the Company or the directors to seek advice as to the “fairness” of the price.”

With respect to the fairness of the Discovered Price, the Schedule TO at pages 33 and 34 sets forth the reasons why the Independent Directors believe that the Discovered Price is substantively “fair” to the Patni unaffiliated shareholders. The fact that the unaffiliated shareholders established the Discovered Price is but one of the reasons why the Independent Directors determined that the Discovered Price was substantively fair to the unaffiliated shareholders. The reason why the Independent Directors believed this fact to be an important factor in their determination is because the price discovery method as set forth in the Delisting Regulations is designed to establish a “fair price.” As discussed in greater detail in the Schedule TO, the Delisting Regulations require that a number of steps be taken before the Delisting Offer is made and the shares are purchased in the Delisting Offer, all designed to protect the unaffiliated shareholders. First, the board, or in Patni’s case the Independent Directors, must determine that a Delisting Proposal is in the best interests of the Company and its stakeholders. Second, if the board concludes that the Delisting Proposal is in the best interests of the Company and its stakeholders, it must submit the proposal for shareholder consideration. The shareholder vote required to approve the Delisting Proposal includes both a three-fourths vote of all shares voted on the proposal, plus a requirement that the Delisting Proposal can only be acted upon if the votes cast by the “public shareholders” (a defined term under the Delisting Regulations that excludes iGATE and its affiliates) in favor of the proposal is at least two times the number of votes cast by the public shareholders against the proposal. (As the Schedule TO indicates, the necessary shareholder approval of the Delisting Proposal was received on January 10, 2012.) Third, the Delisting Offer that is made to the shareholders contains the price discovery mechanism, which allows the shareholders to submit the price at which such shareholder is willing to sell its shares to the bidder. The ultimate “Discovered Price” is the price at which the largest number of shares are tendered, which in the iGATE tender offer was Rs. 520 per share. The Independent Directors’ believe that the steps provided for in the Delisting Regulations support the Independent Directors’ determination to include the price discovery mechanism as one of the reasons why the Discovered Price is fair to the unaffiliated shareholders.

Patni’s Position Regarding Substantive Fairness of the Discovered Price in the Delisting Offer, page 33

22.	Staff’s comment: See our comments above regarding the need to address certain factors in assessing the procedural and substantive fairness of this transaction. Please expand this section to address as to Patni.

Response: The Independent Directors respectfully submit that the disclosure contained on pages 8 to 15 of the Schedule TO explains the factors considered by them that formed the basis of their position as to the procedural fairness of the Delisting Proposal and the substantive fairness of the Delisting Offer and the Discovered Price. Because of the specific procedures mandated by the Delisting Regulations and Indian practice with

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respect to delisting offers made under the Delisting Regulations, the Independent Directors did not believe that a review of any factors other than those already presented in the Schedule TO was necessary in order to support their fairness determination. Accordingly, the Independent Directors did not consider the factors listed in Instruction 2 to Item 1014 of Regulation MA. The Independent Directors note, however, that the Discovered Price of Rs. 520 per share is a 45.7% premium over the floor price for the Delisting Offer of Rs. 356.74 per share that was disclosed in the Offer. The floor price is a price based upon the recent closing prices of the subject security. Specifically, the floor price of the Delisting Offer was calculated based on the higher of the average of the weekly high and low of the closing prices of the shares of Patni during (a) the 26 weeks and (b) the two weeks, in each case, preceding the date on which the stock exchanges were notified of the Patni board meeting at which the Delisting Proposal was considered. Based upon this formula, the floor price was determined to be Rs. 356.74. In addition, the Discovered Price of Rs. 520 per share is a 43.8% premium over the closing price of the ADSs on November 9, 2011, the trading day immediately prior to the date the Promoters delivered to the Patni Board the Delisting Proposal Notice of the Patni ADSs on the NYSE, a 45% premium over the closing price of the Patni shares on the Bombay Stock Exchange and a 44.7% premium over the closing price of the Patni shares on the National Stock Exchange of India Limited. The following table illustrates the premium percentage over the 30-60-90-trading day volume weighted average price of the Patni Shares on the Bombay Stock Exchange:

30 trading day volume weighted average price prior to November 10, 2011	65.0%
60 trading day volume weighted average price prior to November 10, 2011	74.4%
90 trading day volume weighted average price prior to November 10, 2011	68.6%

In addition, the Discovered Price is a 90.5% premium over the net book value of the Patni Common Stock as of December 31, 2011.

The Independent Directors also would like to advise the Staff that the Discovered Price of Rs. 520 per share is greater than the price per share of Rs. 503.5 that the Promoters paid in January 2011 to acquire their majority stake in Patni.

As noted below in Patni’s response to Comment No. 23, Patni will provide the premium information described above in the amended Schedule TO that will be disseminated to shareholders and ADS holders.

23.	Staff’s comment: Patni must express an opinion as to the fairness of the proposed transaction, not simply the substantive fairness of the price per share being offered. This opinion must be addressed as to the unaffiliated shareholders of Patni. Please revise.

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Response: Patni advises the Staff that it will provide the following disclosure in the amended Schedule TO that will be disseminated to shareholders and ADS holders:

The caption “Patni’s Position Regarding Substantive Fairness of the Delisting Offer” at page 12 of the Schedule TO is revised to read:

“Patni’s Position Regarding Substantive Fairness of the Delisting Offer”

The first sentence under the above revised caption at page 12 of the Schedule TO is hereby revised in its entirety to read:

“The independent non-interested directors of Patni have concluded that the Delisting Offer, including the Discovered Price offered to the shareholders in the Delisting Offer, is substantively fair to the unaffiliated minority holders of Patni’s Common Stock and ADSs based on the factors listed below.”

The first sentence of the third full paragraph on page 13 of the Schedule TO is hereby revised in its entirety to read:

“In addition to the foregoing factors that support the independent non-interested directors’ belief that the Delisting Offer, including the Discovered Price offered to shareholders in the Delisting Offer, is substantively fair to the unaffiliated minority holders of Patni’s Common Stock and ADSs, the independent non-interested directors also considered the following factors that might adversely affect this conclusion.”

The fourth full paragraph on page 13 of the Schedule TO is hereby revised in its entirety to read:

“After having given these negative factors due consideration, the independent non-interested directors concluded that neither of these factors, alone or in the aggregate, is significant enough to outweigh the other factors described above on which the independent non-interested directors based their determination that the Delisting Offer, including the Discovered Price offered to shareholders in the Delisting Offer, is substantively fair to the Company’s unaffiliated minority shareholders.”

“In reaching the conclusion that the Delisting Offer and the Discovered Price being offered in the Subsequent Offering Period are substantively fair to the unaffiliated shareholders, the independent non-interested directors considered all of these factors

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above as a whole, and did not quantify or assign any relative weight to the factors considered.”

“The independent non-interested directors have not considered any factors, other than as stated above, regarding the substantive fairness of the Delisting Offer, and it is the view of the independent non-interested directors that the factors considered provide a reasonable basis to form their belief.”

The following new last paragraph is hereby added at the end of the section “Patni’s Position Regarding Substantive Fairness of the Delisting Offer”:

“The Board, based upon the unanimous determination of the independent non-interested directors, has determined that the Delisting Proposal is procedurally fair to the unaffiliated minority holders of Patni’s shares of Common Stock and ADSs and that the Delisting Offer, including the Discovered Price, is substantively fair to the unaffiliated minority holders of Patni’s Common Stock and ADSs. In reaching this determination, the Board considered and adopted the analysis, conclusions and unanimous determination of the independent non-interested directors that the Delisting Proposal and the Delisting Offer were fair, both procedurally and substantively, to the unaffiliated minority holders of Patni’s shares of Common Stock and ADSs.”

“In addition to the factors listed above that support the conclusion of the independent non-interested directors that the Delisting Offer is substantively fair to the unaffiliated minority shareholders, a shareholder considering whether or not to tender into the Subsequent Offering Period should consider the following additional information.”

“The Discovered Price of Rs. 520 per share is a 45.7% premium over the floor price for the Delisting Offer of Rs. 356.74 per share that was disclosed in the Delisting Offer. Specifically, the floor price of the Delisting Offer was calculated based on the higher of the average of the weekly high and low of the closing prices of the shares of Patni during (a) the 26 weeks and (b) the two weeks, in each case, preceding the date on which the stock exchanges were notified of the Patni board meeting at which the Delisting Proposal was considered. The Discovered Price of Rs. 520 per share also is a 43.8% premium over the closing price of the ADSson November 9, 2011, the trading day immediately prior to the date the Promoters delivered to the Patni Board the Delisting Proposal Notice of the Patni ADSs on the NYSE, a 45% premium over the closing price of the Patni shares on the Bombay Stock Exchange

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and a 44.7% premium over the closing price of the Patni shares on the National Stock Exchange of India Limited. In addition, the following table illustrates the premium percentage over the 30-60-90-trading day volume weighted average price of the Patni shares on the Bombay Stock Exchange:

30 trading day volume weighted average price prior to November 10, 2011	65.0%
60 trading day volume weighted average price prior to November 10, 2011	74.4%
90 trading day volume weighted average price prior to November 10, 2011	68.6%”

“Finally, the Discovered Price is a 90.5% premium over the net book value of the Patni Common Stock as of December 31, 2011.”

“The independent non-interested directors also were aware that the Discovered Price of Rs. 520 per share is greater than the price per share of Rs. 503.5 that the Promoters paid in January 2011 to acquire their majority stake in Patni.”

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at 212-446-4746.

Sincerely,

/s/ Michael Kim
Michael Kim, Esq.

Cc:	Joseph G. Connolly, Jr.

Hogan Lovells US LLP